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February 14, 2017

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Valerie J. Lithotomos, Esq.

Re:	Schwab Capital Trust (the “Registrant”) – Schedule 14A Filing (File No. 811-07704)

Dear Ms. Lithotomos:

This letter responds to comments of the U.S. Securities and Exchange Commission (“SEC”) staff on the preliminary proxy statement and form of proxy (“Proxy Statement”) filed on February 2, 2017 via the EDGAR system pursuant to Rule 14a-6 under the Securities Exchange Act of 1934. The Proxy Statement relates to a special meeting of shareholders (“Meeting”) to be held on April 28, 2017 for the purpose of asking shareholders of the Schwab Fundamental US Large Company Index Fund, Schwab Fundamental US Small Company Index Fund, Schwab Fundamental International Large Company Index Fund, Schwab Fundamental International Small Company Index Fund and Schwab Fundamental Global Real Estate Index Fund (together, the “Funds”) to approve an Amended and Restated Investment Advisory and Administration Agreement (“Proposed Advisory Agreement”) between Charles Schwab Investment Management, Inc. (“CSIM”) and the Registrant, on behalf of each Fund. The SEC staff’s comments were provided by you to Stephen T. Cohen and Gary E. Brooks of Dechert LLP in a telephonic discussion on February 7, 2017.

Throughout this letter, capitalized terms have the same meaning as in the Proxy Statement, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

1.

Comment: The Proxy Statement discloses that, “although the management fee rate for each Fund under the Proposed Advisory Agreement would be higher than the lowest breakpoint fee rate under the Current Advisory Agreement, the total expense ratio for each Fund would be lower than each Fund’s current expense ratio, and what a Fund’s operating expense ratio potentially could reach at any asset level, under the current advisory and shareholder servicing fee structure.” Please confirm supplementally that there is no scenario under which a Fund would be subject to higher total operating expenses under the Proposed Advisory Agreement than what it could potentially be subject to under the Current Advisory Agreement and current shareholder servicing fee structure.

Response: The Registrant confirms that, at any asset level and any level of investment-related expenses, each Fund would be subject to lower total operating expenses under the Proposed Advisory Agreement than it otherwise would be subject to under the Current Advisory Agreement and current shareholder servicing fee structure. This is because, for each Fund, the sum of (i) the management fee associated with the Fund’s lowest breakpoint level and (ii) the ten basis point shareholder servicing fee is higher than the Fund’s management fee under the Proposed Advisory Agreement, and such proposed management fee covers all operating expenses of the Fund other than acquired fund fees and expenses, taxes, any brokerage expenses and extraordinary or non-routine expenses (“Excluded Expenses”). Under the Current Advisory Agreement, each Fund bears all of its own operating expenses, subject to an expense limitation agreement that does not cover Excluded Expenses and interest related expenses. As a result, there can be no hypothetical scenario involving either asset growth or changes in operating expenses that result in a Fund being subject to higher total operating expenses under the Proposed Advisory Agreement than it would be subject to under the Current Advisory Agreement and current shareholder servicing fee structure.

2.

Comment:    In the section of the Proxy Statement entitled “Other Voting Information –Adjournment,” please remove the disclosure that permits persons named as proxies to propose one or more adjournments or postponements of the Meeting to permit further solicitation if there is a quorum and sufficient votes in favor of a Proposal are not received. Alternatively, please set forth adjournment by persons named as proxies as a separate proposal in the Proxy Statement.

Response:  The Registrant has removed the language that permits persons named as proxies to adjourn the Meeting if there is a quorum and sufficient votes in favor of a Proposal are not received. The Registrant has added disclosure to clarify that the Meeting may be adjourned as permitted under applicable law and the Registrant’s Amended and Restated Declaration of Trust and Amended and Restated Bylaws, each as amended to date.

*      *      *

Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen

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